June 13, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:	Russell Investment Company (“Registrant”)

File No. 002-71299 and 811-03153

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Registrant hereby requests the withdrawal of the following Post-Effective Amendments (the “Amendments”) to Registrant’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
228	12/22/2016	485APOS	0001193125-16-801961
231	3/6/2017	485BXT	0001193125-17-071356
233	4/5/2017	485BXT	0001193125-17-111436
234	5/4/2017	485BXT	0001193125-17-158225
235	6/2/2017	485BXT	0001193125-17-192685

The Amendments were filed for the purpose of creating a new series. We have since determined not to move forward with this initiative and represent that no securities were sold in connection with the proposed offering outlined in the Amendments.

If you have any questions, please contact our counsel, John V. O’Hanlon of Dechert LLP, at 617.728.7111.

Sincerely,

By:	/s/ Jessica Gates
Jessica Gates
Assistant Secretary